Exhibit 99.1

FOR IMMEDIATE RELEASE

IMRIS ANNOUNCES RETIREMENT OF CHIEF OPERATING OFFICER

Winnipeg, Manitoba, October 3, 2011 -- IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today announced the retirement of the Company’s Chief Operating Officer, Ed Richmond.

Mr. Richmond joined IMRIS in 2006 as Vice President of Operations and subsequently went on to be Executive Vice President Customer Solutions, before being appointed Chief Operating Officer in 2009.

Mr. Richmond’s retirement is effective October 3, 2011.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

For further information, please contact:

Brad Woods
Director Investor Relations & Corporate Communications
IMRIS Inc.
Tel: 204-480-7094
Email: bwoods@imris.com